SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

23 March 2021

Filing of Form 10 Registration Statement

Prudential plc announces that on 22 March 2021 (New York Time), its majority owned subsidiary Jackson Financial Inc. filed a Form 10 Registration Statement with the US Securities and Exchange Commission ('SEC'). The SEC maintains an internet site http://www.sec.gov, from which interested persons can electronically access the Form 10 Registration Statement.

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary